[PEAPACK-GLADSTONE LETTERHEAD]



                                                                     May 1, 2007


VIA EDGAR AND DHL

John P. Nolan - Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

                  Re:      Peapack-Gladstone Financial Corporation
                           Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007
                           File No. 001-16197
                           -----------------------------------------------------

Dear Mr. Nolan:

         Please accept this letter in response to your letter to me dated April 5, 2007 regarding the Form 10-K of Peapack-Gladstone Financial Corporation (the "Company") for the fiscal year ended December 31, 2006 filed with the Securities
 -------
and Exchange Commission (the "Commission") on March 16, 2007 (the "Form 10-K").
                              ----------                           ---------

         Item 1 of your letter is repeated below and the Company's response thereto follows each bullet point of Item 1:

         1. We note your disclosure that you make operating decisions and assess performance based on review of your banking operations, which constitute the only operating segment for financial reporting. In light of the increasing significance of your PGB Trust and Investments division to your results of operations, please refer to paragraphs 10 - 15 of SFAS 131 and tell us the following:

         o Describe your organization structure within the bank and the holding company, identifying who manages this division and to whom that individual directly reports;

         Peapack-Gladstone Financial Corporation (the "Corporation") was formed in 1997 and is the holding company for Peapack-Gladstone Bank (the "Bank"). The bank, founded in 1921, is a commercial bank operating 22 branches in Somerset, Hunterdon, Morris and Union Counties. PGB Trust and Investments (the "Division") was formed and began operations in 1972 for the purpose of providing trust

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John P. Nolan - Accounting Branch Chief
May 1, 2007
Page 2

         services to bank customers. Virtually all the clients of the trust and investment division also are customers of the bank and have non-trust products, such as loan and deposit relationships. Mr. Craig Spengeman manages the trust division on a day-to-day basis and reports directly to Mr. Frank Kissel, CEO of the Bank and the Company. Mr. Kissel is responsible for managing and making all important decisions for all banking operations, including the trust division.

         o Describe the information contained in your internal management reports generated for this division and the banking operations;

         Internal information management reports are prepared for the division indicating the number of managed accounts and non-managed accounts and the breakdown of total assets under administration by trust, investment management and custody accounts. In addition, monthly reports are prepared listing fees generated by type of accounts. Profit and loss information is prepared on a quarterly basis listing gross revenue and certain direct operating expenses, such as salary and trust department expense. This report does not include any allocation of indirect expenses. This information is used for the preparation of Schedule RC-T for the bank's regulatory quarterly call report (Fiduciary and Related Services Income).

         Financial reports generated for banking operations on a monthly basis include detailed consolidated balance sheets and income statements at the bank level that compare changes with prior periods and variances to detailed budgets. Revenue and personnel costs relating to the trust and investment division are incorporated into the Bank's annual budget. Additional monthly reports that are prepared for the banking operations include rate/volume analysis, loan delinquency, income and expense variance, deposits by branch, investment portfolio, long and short-term borrowings and certificate of deposits reports.

         o Identify the individual(s) that review the information, when they review it, and for what purpose they review it;

         Mr. Spengeman reviews the client data and fee income reports on a monthly basis for the purpose of monitoring the division's growth and budgeted fee income goals.

         The monthly financial reports, prepared for the banking operations, are reviewed by the executive management group of Mr. Kissel, Mr. Rogers, Mr. Spengeman, Mr. Bromley and myself. These meetings focus on the bank's overall progress toward its growth and profit goals. These reports are then presented to the Board of Directors at their monthly meetings.

         o Identify the individual(s) who make resource allocation decisions for the division;

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John P. Nolan - Accounting Branch Chief
May 1, 2007
Page 3

         Mr. Spengeman, under the supervision and approval of Mr. Kissel, is responsible for resource allocation decisions for the Division and review the staffing requirements on an as needed basis.

         o Identify the individual(s) who assess performance of the division and describe the specific information used in the assessment; and

         Mr. Spengeman, with the supervision of Mr. Kissel, assesses the performance of the Division. The information reviewed and used on a monthly basis in the assessment includes reports indicating the growth in the number of and market value comparisons of managed and non-managed accounts and the investment performance on the various different types of accounts along with reports indicating gross trust fees recorded by type of account or service.

         Mr. Kissel evaluates the performance of the division as part of the overall performance of the Banking operations as there is not separate financial statement information prepared on a regular basis for the division. Performance of the division is evaluated by Mr. Kissel primarily on growth and retention of trust clients.

         o Describe the nature of information, if any, with respect to this division that is presented to your board of directors.

         No separate monthly financial statements for the Division are presented to the Board. On a quarterly basis, Mr. Spengeman presents financial data on the growth of client accounts and balances and fees generated by type of account to the Board.

         The Board of Directors is presented monthly financial statements for the Bank that incorporates the revenue and expenses of the Trust Division. These statements include consolidated income statements and balance sheets at the bank level that compare changes with prior periods and variances to budget. In addition, the board reviews delinquency reports, financial performance and liquidity ratio reports and investment securities activities reports.


         By way of this letter, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     *****

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John P. Nolan - Accounting Branch Chief
May 1, 2007
Page 4

         Please contact me should you have any questions.

                                                 Very truly yours,

                                                 /s/ ARTHUR F. BIRMINGHAM

                                                 ARTHUR F. BIRMINGHAM
                                                 Executive Vice President and
                                                 Chief Financial Officer

cc:     Frank A. Kissel
        Anthony J. Consi, II
        Ronald H. Janis, Esq.
        Michael T. Rave, Esq.
        Stephen Geiger
        John G. Kendall